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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Encore Capital Group Inc

(Name of Issuer)

Common Stock

(Title of Class of Securities)

292554102

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 292554102	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,905,309 (See item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,905,309 (See item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,905,309 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9% (See item 4)
12	TYPE OF REPORTING PERSON* IA

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 292554102	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Multi-Strategy Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 725,626 (See item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 725,626 (See item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 725,626 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6% (See item 4)
12	TYPE OF REPORTING PERSON* IA

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 292554102	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Multi-Strategy Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 725,626 (See item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 725,626 (See item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 725,626 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6% (See item 4)
12	TYPE OF REPORTING PERSON* PN

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 292554102	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Multi-Strategy Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 725,626 (See item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 725,626 (See item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 725,626 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6% (See item 4)
12	TYPE OF REPORTING PERSON* PN

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 292554102	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Multi-Strategy Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 725,626 (See item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 725,626 (See item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 725,626 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6% (See item 4)
12	TYPE OF REPORTING PERSON* CO

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 292554102	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Concentrated Convertible Arbitrage Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,023,581 (See item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,023,581 (See item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,023,581 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7% (See item 4)
12	TYPE OF REPORTING PERSON* IA

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 292554102	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Concentrated Convertible Arbitrage Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,023,581 (See item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,023,581 (See item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,023,581 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7% (See item 4)
12	TYPE OF REPORTING PERSON* PN

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 292554102	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Concentrated Convertible Arbitrage Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,023,581 (See item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,023,581 (See item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,023,581 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7% (See item 4)
12	TYPE OF REPORTING PERSON* PN

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 292554102	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Concentrated Convertible Arbitrage Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,023,581 (See item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,023,581 (See item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,023,581 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7% (See item 4)
12	TYPE OF REPORTING PERSON* CO

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 292554102	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Tactical Opportunities Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 32,108 (See item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 32,108 (See item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,108 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1% (See item 4)
12	TYPE OF REPORTING PERSON* IV

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 292554102	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Market Neutral Equity Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,098 (See item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,098 (See item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,098 (See item 4)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% (See item 4)
12	TYPE OF REPORTING PERSON* IV

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 292554102	13G

Item 1.

(a)	Name of Issuer

Encore Capital Group Inc

(b)	Address of Issuer’s Principal Executive Offices

8875 Aero Drive, Suite 200
San Diego, CA 92123

Item 2.

(a)	Name of Person Filing

This statement is filed by:

(i)	Whitebox Advisors, LLC, a Delaware limited liability company (“WA”);

(ii)	Whitebox Multi-Strategy Advisors, LLC, a Delaware limited liability company (“WMSA”);

(iii)	Whitebox Multi-Strategy Partners, L.P., a British Virgin Islands limited partnership (“WMSP”);

(iv)	Whitebox Multi-Strategy Fund, L.P., a Delaware limited partnership (“WMSFLP”);

(v)	Whitebox Multi-Strategy Fund, Ltd., a British Virgin Islands international business company (“WMSFLTD”);

(vi)	Whitebox Concentrated Convertible Arbitrage Advisors, LLC, a Delaware limited liability company (“WCCAA”);

(vii)	Whitebox Concentrated Convertible Arbitrage Partners, L.P., a British Virgin Islands limited partnership (“WCCAP”);

(viii)	Whitebox Concentrated Convertible Arbitrage Fund, L.P., a Delaware limited partnership (“WCCAFLP”);

(ix)	Whitebox Concentrated Convertible Arbitrage Fund, Ltd., a British Virgin Islands international business company (“WCCAFLTD”);

(x)	Whitebox Tactical Opportunities Fund, a series of Whitebox Mutual Funds, a Delaware statutory trust (“WTOF”);

(xi)	Whitebox Market Neutral Equity Fund, a series of Whitebox Mutual Funds, a Delaware statutory trust (“WMNEF”);

(xii)	TER I LLC, a Delaware limited liability company (“TER”);

(xiii)	Collins Alternative Solutions Fund, a series of Trust for Professional Managers, a Delaware statutory trust (“CAS”);

(xiv)	Arden Alternative Strategies Fund, a series of Trust for Arden Investment Series Trust, a Delaware statutory trust (“AASF”);

(xv)	Arden Alternative Strategies II, a series of Trust for Arden Investment Series Trust, a Delaware statutory trust (“AASII”)

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 292554102	13G

(b)	Address of Principal Business Office or, if none, Residence

The address of the business office of WA, WMSA, WMSFLP, WCCAA, WCCAFLP, WTOF, and WMNEF is:

3033 Excelsior Boulevard
Suite 300
Minneapolis, MN 55416

The address of the business office of WMSP, WMSFLTD, WCCAP, and WCCAFLTD is:

Appleby Corporate Services (BVI) Limited
Jayla Place, PO Box 3190
Road Town, Tortola, British Virgin Islands

The address of the business office of TER is:

TER I LLC
590 Madison Avenue, 30th. Floor
New York, NY 10022

The address of the business office of CAS is:

Collins Capital Investments, LLC
806 Douglas Road, Suite 570
Carol Gables, FL 33134

The address of the business office of AASF and AASII is:

Arden Asset Management LLC
375 Park Avenue
New York, NY 10152

(c)	Citizenship

WA, WMSA, WMSFLP, WCCAA, WCCAFLP, WTOF, WMNEF, TER, CAS, AASF, and AASII are organized under the laws of the State of Delaware; WMSP, WMSFLTD, WCCAP, and WCCAFLTD are organized under the laws of the British Virgin Islands.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

292554102

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 292554102	13G

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount Beneficially Owned

WA, acting as an investment adviser to its client, is deemed to be the beneficial owner of 1,905,309 shares of Common Stock of the Company.

WMSA, is deemed to beneficially own 725,626 Shares of Common Stock of the company.

WMSP is deemed to beneficially own 725,626 shares of Common Stock as a result of its ownership of Convertible Bonds and Common Stock of the company

WMSFLP is deemed to beneficially own 725,626 shares of Common Stock as a result of its indirect ownership of Convertible Bonds and Common Stock of the company

WMSFLTD is deemed to beneficially own 725,626 shares of Common Stock as a result of its indirect ownership of Convertible Bonds and Common Stock of the company

WCCAA is deemed to beneficially own 1,023,581 Shares of Common Stock of the company.

WCCAP is deemed to beneficially own 1,023,581 shares of Common Stock as a result of its ownership of Convertible Bonds of the company

WCCAFLP is deemed to beneficially own 1,023,581 shares of Common Stock as a result of its indirect ownership of Convertible Bonds of the company

WCCAFLTD is deemed to beneficially own 1,023,581 shares of Common Stock as a result of its indirect ownership of Convertible Bonds of the company

WTOF is deemed to beneficially own 32,108 Shares of Common Stock of the company

WMNEF is deemed to beneficially own 10,098 Shares of Common Stock of the company

TER, is deemed to beneficially own 96,582 Shares of Common Stock as a result of its ownership of Convertible Bonds and Common Stock of the company

CAS, is deemed to beneficially own 402 Shares of Common Stock as a result of its ownership of Common Stock of the company

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 292554102	13G

AASF, is deemed to beneficially own 15,970 Shares of Common Stock as a result of its ownership of Common Stock of the company

AASII, is deemed to beneficially own 942 Shares of Common Stock as a result of its ownership of Convertible Bonds of the company

As a result of the relationship described in this statement, each of WA, WMSA, WMSFLP, WMSFLTD, WCCAA, WCCAFLP, and WCCAFLTD may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by each of WMSP, WCCAP, WTOF, WMNEF, TER, CAS, AASF, and AASII.

WA, WMSA, WMSFLP, WMSFLTD, WCCAA, WCCAFLP, and WCCAFLTD each disclaim indirect beneficial ownership of the shares of Common Stock except to the extent of their pecuniary interest in such shares.*

Based on the relationships described herein, these entities may be deemed to constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The filing of this statement shall not be construed as An admission that WA, WMSA, WMSP, WMSFLP, WMSFLTD, WCCAA, WCCAP, WCCAFLP, WCCAFLTD, WTOF, WMNEF, TER, CAS, AASF, and AASII are a group, Or have agreed to act as a group.*

(b)	Percent of Class

WA beneficially owns 6.9 % of the company’s Common Stock.*

WMSA is deemed to beneficially own 2.6 % of the company’s Common Stock

WMSP is deemed to beneficially own 2.6 % of the company’s Common Stock

WMSFLP is deemed to beneficially own 2.6 % of the company’s Common Stock

WMSFLTD is deemed to beneficially own 2.6 % of the company’s Common Stock

WCCAA is deemed to beneficially own 3.7 % of the company’s Common Stock

WCCAP is deemed to beneficially own 3.7 % of the company’s Common Stock

WCCAFLP is deemed to beneficially own 3.7 % of the company’s Common Stock

WCCAFLTD is deemed to beneficially own 3.7 % of the company’s Common Stock

WTOF beneficially owns 0.1 % of the company’s Common Stock.*

WMNEF beneficially owns 0.0 % of the company’s Common Stock.*

TER beneficially owns 0.4 % of the company’s Common Stock.*

CAS beneficially owns 0.0 % of the company’s Common Stock.*

AASF beneficially owns 0.1 % of the company’s Common Stock.*

AASII beneficially owns 0.0 % of the company’s Common Stock.*

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 292554102	13G

The percentage of Common Stock reportedly owned by each entity herein is based on 25,719,591 shares of outstanding Common Stock of the Company, which is the total number of shares issued and outstanding on October 28, 2014.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

WA has shared voting power with respect to 1,905,309 shares of the Issuer’s Common Stock.

WMSA, WMSP, WMSFLP, and WMSFLTD, have shared voting power with respect to 725,626 Shares of the Company’s Common Stock.

WCCAA, WCCAP, WCCAFLP, and WCCAFLTD have shared voting power with respect to 1,023,581 Shares of the Company’s Common Stock.

WTOF have shared voting power with respect to 32,108 Shares of the Company’s Common Stock

WMNEF have shared voting power with respect to 10,098 Shares of the Company’s Common Stock

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

WA has shared voting power with respect to 1,905,309 shares of the Issuer’s Common Stock.

WMSA, WMSP, WMSFLP, and WMSFLTD, have shared voting power with respect to 725,626 Shares of the Company’s Common Stock.

WCCAA, WCCAP, WCCAFLP, and WCCAFLTD have shared voting power with respect to 1,023,581 Shares of the Company’s Common Stock.

WTOF have shared voting power with respect to 32,108 Shares of the Company’s Common Stock

WMNEF have shared voting power with respect to 10,098 Shares of the Company’s Common Stock

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐*.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

CUSIP No. 292554102	13G

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See Item 2

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/12/15
Date

/s/ Michael P. McCormick
Signature

Michael P. McCormick as Chief Financial Officer of Whitebox Advisors, LLC.
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)